SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 42)


Lynch Corporation
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)


551137102
(CUSIP Number)

John Fikre
Lynch Corporation
401 Theodore Fremd Ave.
Rye, New York 10580
(914) 921-8821
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


August 17, 2001
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.




CUSIP No. 551137102
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mario J. Gabelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
 None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

433,811 (Item 5)


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

433,811 (ITEM 5)

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

433,811 (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.72%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

CUSIP No. 551137102

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Foundation, Inc.
	I.D. NO.  94-2975159
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS N(SEE INSTRUCTIONS)
WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   NV

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

  800 (Item 5)


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

  800 (Item 5)

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      800  (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.05%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    00-PRIVATE FOUNDATION

Item 1.		Security and Issuer
		This Amendment No. 42 to Schedule 13D on the Common Stock of Lynch Corporation (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on June 25, 1996. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the
Schedule 13D.

Item 2.		Identity and Background
		(a), (b), and (c) - This statement is being filed by Mario J. Gabelli ("Mr. Gabelli"), and the Gabelli Foundation, Inc. (the "Foundation"). Mr. Gabelli is the Chairman, Chief Executive Officer and Chief Investment Officer of Gabelli Asset Management, Inc. ("GAMI"), a publicly-traded financial services firm. Mr. Gabelli is also the Chairman, Chief Executive Officer and Chief Investment Officer of Gabelli Group Capital Partners, Inc., a private holding company that makes investments and owns approximately 80% of the Common Stock of GAMI. Mr. Gabelli is also a director or trustee for all of the registered investment companies advised by Gabelli Funds, LLC, a wholly-owned subsidiary of GAMI. He is also the Vice Chairman of the Board of the Issuer; Chairman and Chief Executive Officer of Lynch Interactive Corporation and a director of Spinnaker Industries, Inc. ("Spinnaker"), which is a subsidiary of the issuer. Mr. Gabelli's business address is One Corporate Center, Rye, New York 10580. The Foundation's business address is 165 West Liberty Street, Reno, Nevada 89501.
		(d) and (e) - Not applicable.
		(f) - Mr. Gabelli is a citizen of the United States. The Foundation is a Nevada Corporation.

Item 3.		Source and Amount of Funds or Other Consideration
		Item 3 to Schedule 13D is amended, in pertinent part, as follows:
		The additional Securities beneficially owned by Mario Gabelli since the most recent filing on Schedule 13D were acquired by the Issuer's 401(k)
Savings Plan with funds contributed by Mr. Gabelli through payroll deductions.
Item 5.		Interest In Securities Of The Issuer
		Item 5 to Schedule 13D is amended, in pertinent part, as follows:
(a) The aggregate number of Securities to which this Schedule 13D relates is 434,611 shares, representing 28.77% of the 1,510,183 shares outstanding as reported in the Issuer's most recent Form 10-Q for the quarter ended June 30, 2001.  The Reporting Persons beneficially own those Securities as follows:

Name

Shares of
Common Stock
% of Class of
Common
Mario Gabelli

433,811
28.72%
Foundation
800
0.05%

		Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it.
(c)-(e) Not applicable.
Item 6.		Contracts, Agreements, Understandings or Relationships with
Respect to Securities of the Issuer
		On August 17, 2001, Mr. Gabelli entered into an agreement (the "Agreement") with the Issuer and Ralph R. Papitto ("Mr. Papitto") pursuant to which, among other things, Mr. Gabelli has agreed to vote all shares of Common Stock of the Issuer personally owned by him in favor of the grant by the Issuer to Mr. Papitto of an option to purchase up to 372,471 shares of Common Stock.
A copy of the Agreement is filed herewith as Exhibit F and is incorporated herein by reference.

Item 7.		Material to be Filed as an Exhibit
Exhibit F:  Agreement dated August 17, 2001 among Lynch
Corporation, Mario J. Gabelli and Ralph R. Papitto (incorporated by reference to Exhibit 10(w) to the Current Report on Form 8-K of the Company filed on August 27, 2001).





Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:	August 29, 2001

MARIO J. GABELLI



By:  /s/ John Fikre
	John Fikre
	Attorney-in-Fact


GABELLI FOUNDATION, INC.



By:	/s/ John Fikre
	Mario J. Gabelli, President
	by: John Fikre
	Attorney-in-Fact


Schedule I

Information with Respect to Executive
Officers and Directors of the Undersigned

		Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

Gabelli Group Capital Partners,
Inc.
Directors:

	Mario J. Gabelli

Chief Executive Officer and Chief Investment
Officer of Gabelli Group Capital Partners, Inc.,
Gabelli Asset Management Inc., and GAMCO
Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli
Funds, LLC; Chairman and Chief Executive Officer of Lynch Interactive Corporation; Vice Chairman of
Lynch Corporation.

	Richard B. Black
Vice Chairman of the Board of Directors of Oak
Technology, Inc.; Chairman of ECRM; Director of
The Morgan Group, Inc.; General Partner of KBA
Partners
Parker Plaza
400 Kelby Street
Fort Lee, NJ   07029

	Charles C. Baum





Chairman and Director of The Morgan Group, Inc.;
Secretary & Treasurer
United Holdings Co., Inc.
2545 Wilkens Avenue
Baltimore, MD   21223

	Eamon M. Kelly
Professor
Payson Center for International
Development Technology Transfer
Tulane University
300 Gibson Hall
6823 St. Charles Avenue
New Orleans, LA   70118

	Arnold M. Reichman
Chief Executive Officer
Outercurve Technologies
609 Greenwich Street
New York, NY 10014

	Marc J. Gabelli

Managing Director

	Matthew R. Gabelli

Vice President - Trading
Gabelli & Company, Inc.
One Corporate Center
Rye, New York 10580
Officers:

	Mario J. Gabelli
Chairman, Chief Executive Officer and Chief
Investment Officer
	Robert S. Zuccaro
Vice President and Chief Financial Officer

	James E. McKee

Vice President, General Counsel and Secretary

Gabelli Asset Management
Inc.
Directors:

	Raymond C. Avansino,
Jr.
Chairman
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

	Mario J. Gabelli

See Above
	Paul B. Guenther

Chairman
New York Philharmonic
10 Lincoln Center Plaza
New York, NY 10023

	John C. Ferrara
President
SPACE.com
120 West 45th Street
New York, NY 10036

	Dr. Eamon M. Kelly
See Above

	Karl Otto Pohl (1)
Sal. Oppenheim jr. & Cie.
Bockenheimer Landstrasse 20
D-6000 FRANKFURT AM MAIN
Germany

Officers:



	Mario J. Gabelli


Chairman, Chief Executive Officer and Chief
Investment Officer

	Robert S. Zuccaro
Vice President and Chief Financial Officer

	James E. McKee

Vice President, General Counsel and Secretary

GAMCO Investors, Inc.
Directors:


	Douglas R. Jamieson
	Joseph R. Rindler,
Jr.
	Regina M. Pitaro
	F. William Scholz, II
	William S. Selby


Officers:


	Mario J. Gabelli
Chief Executive Officer and Chief Investment
Officer

	Joseph R. Rindler,
Jr.
Chairman

	Douglas R. Jamieson
Executive Vice President and Chief Operating
Officer

	Robert S. Zuccaro
Vice President and Chief Financial Officer

	James E. McKee

Vice President, General Counsel and Secretary
Gabelli Funds, LLC
Officers:


	Mario J. Gabelli

Chief Investment Officer
	Bruce N. Alpert
Executive Vice President and Chief Operating
Officer

	Gus Coutsouros
Vice President and Chief Financial Officer

	James E. McKee
Secretary

Gabelli Advisers, Inc.
Directors:


	Bruce N. Alpert
	John D. Gabelli
	Joseph R. Rindler.
Jr.


Officers:


	Bruce N. Alpert
Chief Operating Officer

	James E. McKee
Secretary


Gabelli Securities, Inc.


Directors:


	Robert W. Blake
President of W. R. Blake & Sons, Inc.
196-20 Northern Boulevard
Flushing, NY   11358

	Douglas G. DeVivo
General Partner of ALCE Partners, L.P.
One First Street, Suite 16
Los Altos, CA   94022

	Joseph R. Rindler,
Jr.
See above

Officers:


	Robert S. Zuccaro
Vice President-Finance

	James E. McKee
Secretary

Gabelli & Company, Inc.
Directors:


	James G. Webster, III
Chairman & Interim President

	Irene Smolicz
Senior Trader
Gabelli & Company, Inc.

	Robert S. Zuccaro
See above

Officers:


	James G. Webster, III
Chairman & Interim President

	Bruce N. Alpert
Vice President - Mutual Funds

	Walter K. Walsh
Compliance Officer

	James E. McKee
Secretary

GLI, Inc.
Directors:

	Mario J. Gabelli

See above - Gabelli Group Capital Partners, Inc.
Officers:


	Mario J. Gabelli
Chairman and Chief Investment Officer

Gabelli Associates Limited
Directors:

	Mario J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

	MeesPierson Management
	(Cayman) Limited


Grand Pavillion, Commercial Center
802 West Bay Rd.
Grand Cayman, British West Indies

	MeesPierson Nominees
	(Cayman) Limited


Grand Pavillion, Commercial Center
802 West Bay Rd.
Grand Cayman, British West Indies

Officers:


	Mario J. Gabelli
Chief Investment Officer

	Kevin Bromley (2)
Vice President, Treasurer and Assistant Secretary

	Sandra Wright (2)
Secretary and Assistant Treasurer

Gabelli International Limited
Directors:


	Mario J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

	MeesPierson Management
	(Cayman) Limited


Grand Pavillion, Commercial Center
802 West Bay Rd.
Grand Cayman, British West Indies







Gabelli Fund, LDC
Directors:

	Johann S. Wong (4)
c/o Tremont (Bermuda) Limited
Tremont House
4 Park Road
Hamilton, HM11
Bermuda

	Peter D. Anderson (5)
Givens Hall Bank & Trust
Genesis Building
P.O. Box 2097
Grand Cayman, Cayman Islands
BWI 3459498141

	Karl Otto Pohl
See above

	Anthonie C. van Ekris

See below
Gabelli Global Partners Master
Fund, Ltd.
Directors:


	Marc J. Gabelli
See above

	Patrick Salvisberg (6)
Vice President
Institutional Capital Markets Bear Stearns
International Ltd.

	Marco Sampelligrani (7)
Trader, Gabelli Securities, Inc.

	Antonie Van Ekris
See below

Gabelli European Partners Master
Fund, Ltd.
Directors:


	Marc J. Gabelli
See above

	Patrick Salvisberg (6)
See above

	Marco Sampelligrani (7)
See above

	Antonie Van Ekris
See below


Lynch Corporation,
401 Theodore Fremd Avenue Rye, NY 10580

Directors:


	Mario J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

	E. Val Cerutti
Business Consultant, Cerutti Consultants
227 McLain Street
Mount Kisco, NY   10540

	Ralph R. Papitto
Chairman of the Board
AFC Cable Systems, Inc.
50 Kennedy Plaza - Suite 1250
Providence, RI   02903

	Avrum Gray

Gbar Limited Partnership
440 South LaSalle, Suite 2900
Chicago, IL 60605

	Louis A. Guzzetti
President and Chief Executive Officer

	Robert E. Dolan
See below

Officers:



	Mario J. Gabelli

Chairman
	Louis A. Guzzetti
President and Chief Executive Officer

	George E. Fuehrer
Vice President - Business Development

	Roger T. Dexter
Controller



Lynch Interactive Corporation,
401 Theodore Fremd Avenue Rye, NY 10580


Directors:


	Paul J. Evanson
President
Florida Light & Power Co.
P.O. Box 14000
700 Universe Blvd.
Juno Beach, FL 33408

	Mario J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

	Ralph R. Papitto
Chairman of the Board
AFC Cable Systems, Inc.
50 Kennedy Plaza - Suite 1250
Providence, RI   02903

	Salvatore Muoio
Principal
S. Muoio & Co., LLC
Suite 406
509 Madison Ave.
New York, NY 10022

	John C. Ferrara
See above

	David C. Mitchell
Business Consultant
c/o Lynch Corporation
401 Theodore Fremd Ave.
Rye, NY 10580

	Vincent S. Tese
Lawyer, Investment Adviser and Cable Television
Executive
c/o Bear Stearns & Company, Inc.
245 Park Avenue, 19th Floor
New York, NY 10167

Officers:


	Mario J. Gabelli
Chairman and Chief Executive Officer

	Robert E. Dolan

Chief Financial Officer


Brighton Communications Corporation
401 Theodore Fremd Avenue Rye, NY 10580
Directors:


	Robert E. Dolan

See above - Lynch Interactive Corporation
	Robert A. Hurwich

See above - Lynch Interactive Corporation
Officers:


	Robert E. Dolan

President, Controller, Tresurer and Assistant
Secretary


Spinnaker Industries, Inc.,
600 N. Pearl Street - Suite 2160, Dallas, TX   75201

Directors:


	Joseph P. Rhein
5003 Central Avenue
Ocean City, NJ   08226

	Richard J. Boyle
The Boyle Group, Inc.
6110 Blue Circle Drive - Suite 250
Minnetonka, MN   55343

	Ned N. Fleming, III
Boyle, Fleming, George & Co., Inc.
600 N. Pearl Street - Suite 2160
Dallas, TX   75201

	Anthonie C. van Ekris
Chairman and Chief Executive Officer
Balmac International, Inc.
61 Broadway - Suite 1900
New York, NY   10006

	Mario J. Gabelli

See above - Gabelli Group Capital Partners, Inc.

	E. Val Cerutti

See above - Lynch Corporation
	Louis A. Guzzetti

See above - Lynch Corporation
	Ralph R. Papitto

See above - Lynch Corporation
Officers:


	Ned N. Fleming, III
President

	Richard J. Boyle
Office of the Chairman

	Mario J. Gabelli

Office of the Chairman

	Louis A. Guzzetti

Office of the Chairman

	Perry J. Schiller
Vice President, Finance & Controller



Entoleter, Inc.,
251 Welton Street, Hamden, CT   06517

Directors:


	Ned N. Fleming, III
See above - Spinnaker

	Robert P. Wentzel
See above - Entoleter

	Richard J. Boyle
See above - Spinnaker

	Louis A. Guzzetti
See above - Lynch Corporation

Officers:


	Robert P. Wentzel
President

	Charles DeMarino
Controller & Secretary



Western New Mexico Telephone Company,
314 Yankee Street, Silver City, NM   88062

Directors:


	Jack W. Keen
Chairman and President

	Dr. Brian E. Gordon
Vice President

	Mary Beth Baxter
Secretary & Treasurer

	John Clay Keen
Route 6
Box 270
Greenville, TX 75401

	Robert E. Dolan
See above - Lynch Corporation

	Carmine Ceraolo
See above - Lynch Corporation

	Mary J. Carroll

See above - Lynch Corporation

	Eugene P. Connell
See above - Lynch Corporation

Officers:


	Jack W. Keen
Chairman and President

	Dr. Brian E. Gordon
Vice President

	Charles M. Baxter
Senior Vice President - Operations

	Mary Beth Baxter
Secretary & Treasurer



Inter-Community Telephone Company, L.L.C.
P.O. Box A, Nome, ND   58062

Managers:


	Carole Rau
Executive Assistant
Lynch Corporation
401 Theodore Fremd Ave.
Rye, NY 10580

	Mary J. Carroll
See above - Lynch Corporation

	Robert E. Dolan
See above - Lynch Corporation

	Carmine P. Ceraolo
Assistant Controller
Lynch Corporation
401 Theodore Fremd Ave
Rye, NY 10580

	Robert Snyder
200 Broadway South, Buffalo, ND   58011

	Keith S. Andersen
See above - Inter-Community Telephone Company

	Robert Reff
See above - Inter-Community Telephone Company


	Jack Bently
1210 E. Washington Ave
Gilbert, AZ 85234

Officers:


            Robert Snyder
President

            Keith S. Andersen
Secretary and Treasurer





Central Scott Telephone Company
125 North Second Street, Eldridge, Iowa 52748

Directors:


	Mary J. Carroll
See above - Lynch Interactive Corporation

	Robert E. Dolan
See above - Lynch Interactive Corporation

	W. Norman Harvey
President

	Edgar H. Holden

Chairman
	Ned Mohr
c/o Central Scott Telephone Company

	Eugene Morris

c/o Central Scott Telephone Company

	Christopher Porter
c/o Central Scott Telephone Company

	Carole L. Rau
See above - Lynch Interactive Corporation

Officers:


	Edgar H. Holden
Chairman

	W. Norman Harvey

President
	Robert E. Dolan
Vice President & Assistant Treasurer

	Julie Andersen
Treasurer & Assistant Secretary

	Kent Dau
Controller



Lynch Telephone Corporation,
401 Theodore Fremd Avenue, Rye, NY 10580

Directors:


	Robert E. Dolan
See above - Lynch Interactive Corporation

	Jack W. Keen
See above - Western New Mexico Telephone Company

Officers:


	Jack W. Keen
President

	Mary Beth Baxter
Treasurer and Assistant Secretary

	Robert E. Dolan
Vice President and Controller

Lynch Telephone Corporation III,
401 Theodore Fremd Avenue, Rye, NY 10580

Directors:


	Delores A. Deitrick
c/o Lynch Telephone Corporation III

	Robert E. Dolan
See above - Lynch Interactive Corporation

	Richard J. Kiesling
Chairman

	Mary J. Carroll

See above - Lynch Interactive Corporation


Officers:


	Richard J. Kiesling
Chairman

	Robert E. Dolan

President, Treasurer and Controller
	(1) Citizen of Germany

	(2) Citizen of the Cayman Islands

	(3) Citizen of Bermuda

	(4) Citizen of Bermuda and Canada

	(5) Citizen of the UK

	(6) Citizen of Switzerland

	(7) Citizen of Italy


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